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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N MAIN
(No. and Street)

MINOT	ND	58703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CARLSON 701.857.0267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL	MINOT	ND	58703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN CARLSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICES, INC., as of DECEMBER 31, 2011, 20 11.00, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President & CCO

Title

Valarie Hoskin

Notary Public

VALARIE HOSKIN
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
February 19, 2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2011 AND 2010

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Capital Financial Services, Inc. (a wholly-owned subsidiary of Capital Financial Holdings, Inc.) as of December 31, 2011 and 2010 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz
BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 24, 2012

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
www.bradymartz.com

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

ASSETS

		2011		2010
CURRENT ASSETS				
Cash and cash equivalents	$	600,960	$	881,338
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2011 and 2010)		1,294,236		1,430,941
Prepaid assets		11,223		7,414
Total current assets	$	1,906,419	$	2,319,693
PROPERTY AND EQUIPMENT	$	161,095	$	147,897
Less accumulated depreciation		113,683		86,694
Net property and equipment	$	47,412	$	61,203
OTHER ASSETS				
Severance Escrow	$	211,089	$	210,805
Other Investments		45,000		45,000
Clearing deposits		175,279		175,279
Total other assets	$	431,368	$	431,084
TOTAL ASSETS	$	2,385,199	$	2,811,980

LIABILITIES AND STOCKHOLDER'S EQUITY

		2011		2010
CURRENT LIABILITIES				
Commissions payable	$	1,184,745	$	1,298,078
Accounts payable & accrued expenses		125,117		388,732
Total current liabilities	$	1,309,862	$	1,686,810
TOTAL LIABILITIES	$	1,309,862	$	1,686,810
STOCKHOLDER'S EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Additional paid-in capital		178,392		178,392
Retained earnings		891,945		941,778
TOTAL STOCKHOLDER'S EQUITY	$	1,075,337	$	1,125,170
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,385,199	$	2,811,980

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2011 AND 2010

		2011		2010
INCOME				
Commission and underwriting income	$	16,222,722	$	17,932,392
Advisory fee income		1,031,083		975,010
Other income		301,222		300,208
Total income	$	17,555,027	$	19,207,610
EXPENSES				
Commission expense	$	15,111,207	$	16,567,114
Professional fees		451,893		294,567
Advertising and promotion		45		8,970
Printing and postage		27,170		40,460
Dues, fees, and registrations		140,968		79,321
Compensation and benefits		938,229		1,073,271
Rent		64,387		69,520
Travel		28,872		53,644
Phone		35,298		44,125
Office and computer supplies		19,472		37,322
Depreciation		26,989		27,136
Other expenses		178,803		145,922
Settlements		-		200,000
Total expenses	$	17,023,333	$	18,641,372
INCOME BEFORE INCOME TAX EXPENSE	$	531,694	$	566,238
INCOME TAX EXPENSE		(203,311)		(222,000)
NET INCOME	$	328,383	$	344,238

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2010	$ 5,000	$ 73,392	$ 902,819	$ 981,211
Net income	-	-	344,238	344,238
Capital Contribution	-	105,000	-	105,000
Dividends	-	-	(305,279)	(305,279)
Balance, December 31, 2010	$ 5,000	$ 178,392	$ 941,778	$ 1,125,170
Net income	$ -	$ -	$ 328,383	$ 328,383
Dividends	-	-	(378,216)	(378,216)
Balance, December 31, 2011	$ 5,000	$ 178,392	$ 891,945	$ 1,075,337

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 328,383	$ 344,238
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	26,989	27,136
Effects on operating cash flows due to changes in:		
Prepaid assets	(3,808)	(330)
Accounts and commissions receivable	136,704	(192,038)
Commissions payable	(113,333)	182,944
Other liabilities	(263,615)	157,280
Net cash provided by operating activities	$ 111,320	$ 519,230
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (13,198)	$ (10,373)
Net cash used by investing activities	$ (13,198)	$ (10,373)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	$ -	$ 105,000
Dividends	(378,216)	(305,279)
Net cash used by financing activities	$ (378,216)	$ (200,279)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (280,094)	$ 308,578
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,092,143	783,565
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 812,049	$ 1,092,143
RECONCILIATION OF CASH AND CASH EQUIVALENTS		
Cash	$ 600,960	$ 881,338
Severance Escrow	211,089	210,805
Net cash	$ 812,049	$ 1,092,143
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 203,311	$ 222,000

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Advisory Fee Revenue - Advisory fee revenue is recognized in the period the services are provided.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2011 and 2010 was $26,989 and $27,136, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed.

Severance Escrow – The Company has put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Impact of Newly Issued and Proposed Accounting Standards – The Financial Accounting Standards Board ("FASB") has issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 has not had a significant effect on the Company's financial statements and note disclosures.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

		2011		2010
Federal	$	180,776	$	192,600
State		22,535		29,400
Total	$	203,311	$	222,000

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

		2011		2010
Expected income tax expense at the U.S. Statutory rate	$	180,776	$	192,600
The affect of:				
Increase due to state taxes, net of U.S. Federal income tax effects		22,535		29,400
Income tax expense	$	203,311	$	222,000

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $481,278, which was $363,943 in excess of its minimum required net capital of $117,335. The Company's net capital ratio was to 3.66 to 1.

NOTE 5 - **ADVERTISING COSTS**

Advertising costs are expensed as incurred. Total advertising expenses were $45 and $8,970 for the years ended December 31, 2011 and 2010, respectively.

NOTE 6 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2011 and 2010 included 12b-1 receivables of $850,560 and $1,020,296, respectively. The Company's receivables as of December 31, 2011 and 2010 also included investment advisory receivables of $173,902 and $158,391, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 7 – **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

NOTE 8 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

		2011		2010
Compensation and benefits paid to Capital Financial Holdings, Inc.	$	83,348	$	72,961
Corporate overhead paid to Capital Financial Holdings, Inc.	$	12,314	$	-
*Rent paid to Capital Financial Holdings, Inc.	$	48,000	$	48,000

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $4,000. This amount represents CFS's use of office space and utilities.

NOTE 9 – **FAIR MARKET VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The application of valuation techniques applied to similar assets and liabilities has been consistently applied. The following is a description of the valuation methodologies used for instruments measured at fair value:

On February 12, 2009, CFS entered into a settlement agreement with a client, which resulted in CFS purchasing the client's investment in the Omega 2007 Drilling Program 1, LP. This limited partnership carries a "presentment" feature which allows CFS to sell the investment to the General Managing Partner of the limited partnership; and this feature has become available. The fair market value of the $76,876 investment is estimated to be $45,000, as of December 31, 2011, based on discounted cash flows; however this amount could fluctuate with the prices of oil and natural gas. CFS has determined, based off of information provided by the Limited Partnership, that the "presentment" feature will not be utilized at this time, due to the reduction in the present value of the investment.

	Carrying Value at December 31, 2011				Year ended December 31, 2011
	Total	Level 1	Level 2	Level 3 Other Investment	Total Losses
Other Investment	$ 45,000	$ -	$ -	$ 45,000	$ -

	Carrying Value at December 31, 2010				Year ended December 31, 2010
	Total	Level 1	Level 2	Level 3 Other Investment	Total Losses
Other Investment	$ 45,000	$ -	$ -	$ 45,000	$ -

Reconciliation of Level 3 Balances:

Balance 1-1-10	$	45,000
Impairment loss on other investment		-
Balance 12-31-10	$	45,000
Impairment loss on other investment		-
Balance 12-31-11	$	45,000

NOTE 10 – **OPERATING LEASES**

The Company had various leases for office equipment that were to expire over the next several years through 2014. The total rent expense for these leases was $14,662 and $19,570 for December 31, 2011 and 2010 respectively. For additional information regarding lease agreements of the Company see Note 8 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2011.

Years ending December 31,		
2012	$	14,386
2013		14,386
2014		7,193
Total minimum future rental payments	$	35,965

NOTE 11 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation and arbitration, including a number of legal proceedings arising out of customer allegations related to past commissioned sales of alternative investment products. In 2007 through the first quarter of 2009 a substantial amount (approximately 10% to 20%) of the Company's sales of commissioned products were in private placements of alternative products, two of which as of December 31, 2009 (Medical Capital Corporation and related issuer entities and Provident Royalties, LLC and related issuer entities) were placed in receivership by action of the United States Securities and Exchange Commission and issuers of certain other alternative products sold by the Company are in Chapter 11 Bankruptcy or may have financial difficulties. Additionally, difficult economic conditions in general and the stock market decline have contributed to decline in broker-dealer subsidiary client portfolio values. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to several FINRA arbitration claims, one federal court action and a trustee action in Delaware Bankruptcy Court. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and as such, the Company is unable to estimate the possible loss or a range of loss that may result from each individual matter.

NOTE 12 – **SUBSEQUENT EVENTS**

There have not been any significant events that have occurred subsequent to the Company's year end. Subsequent events have been evaluated through the date these financial statements were subject to be issued.

Supplementary Information

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL		
Total stockholders' equity	$ 1,075,337	$ 1,125,170
Less non-allowable assets:		
Prepaid assets	(11,223)	(7,414)
Property and equipment	(47,413)	(61,203)
Other deductions	(3,841)	(8,532)
Other assets	(256,089)	(255,805)
Accounts and commissions receivable	(275,493)	(274,033)
Net capital	$ 481,278	$ 518,183
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 1,184,745	$ 1,298,078
Accrued expenses	125,117	388,732
Other unrecorded amounts	450,163	-
Total aggregate indebtedness	$ 1,760,025	$ 1,686,810
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 117,335	$ 112,454
Excess net capital at 1500%[2]	$ 363,943	$ 405,730
Excess net capital at 1000%[2]	$ 305,276	$ 349,502
Ratio: Aggregate indebtedness to net capital	3.66 to 1	3.26 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 481,278	$ 518,183

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2011	2010
1500%	$ 117,335	$ 112,454
1000%	$ 176,003	$ 168,681

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2011 AND 2010

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Capital Financial Services, Inc. (the Company), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452
www.bradymartz.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025203 FINRA DEC
CAPITAL FINANCIAL SERVICES INC 19*19
1 MAIN ST N
MINOT ND 58703-3109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Valerie Haskin 701-857-0219

2. A. General Assessment (item 2e from page 2) $ 8,656

B. Less payment made with SIPC-6 filed (exclude interest) (4,764)

7/22/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) $ 3,892

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,892

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,892

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & Chief Compliance Officer
(Title)

Dated the 17 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17,555,027

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. $ 13,933,947

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Limited Partnerships 158,827

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions $14,092,774

2d. SIPC Net Operating Revenues $ 3,462,253

2e. General Assessment @ .0025 $ 8,656

(to page 1, line 2.A.)

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Accountants' Report on Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Stockholder and Directors
Capital Financial Services, Inc.
1 North Main
Minot, ND 58703

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Capital Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Capital Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Financial, Inc.'s management is responsible for Capital Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records including general ledger postings and amounts clearing the bank accounts noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Noted there was no overpayment applied to the current assessment on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brady, Martz

Brady, Martz & Associates, P.C.
February 27, 2011

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
www.bradymartz.com